UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): November 28, 2016 (November 21, 2016)

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Commission File Number	I.R.S. Employer Identification No.

Windstream Holdings, Inc.	Delaware	001-32422	46-2847717
Windstream Services, LLC	Delaware	001-36093	20-0792300

4001 Rodney Parham Road
Little Rock, Arkansas		72212
(Address of principal executive offices)		(Zip Code)

	(501) 748-7000
(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Windstream Holdings, Inc. (“Windstream”) (Nasdaq: WIN) and its direct, wholly-owned subsidiary, Windstream Services, LLC (“Windstream Services”), have been advised by JPMorgan that a syndicate of lenders have committed, for Windstream Services’ benefit, to provide up to $600 million aggregate principal amount of incremental term loans (the “Incremental Loans”) under Windstream Services’ existing senior secured credit facilities.

The Incremental Loans are expected to be issued at a price of 99.0% of the principal amount of the loan.  Interest on the Incremental Loans will accrue at either the London Interbank Offered Rate (“LIBOR”) plus a margin of 4.00% per annum or, at the option of Windstream Services, at a base rate plus a margin of 3.00% per annum.  LIBOR will be subject to a 0.75% floor.  The Incremental Loans will be subject to quarterly amortization in an aggregate amount of approximately 0.25% of the initial principal amount of the loans, with the remaining balance payable on March 29, 2021.  The Incremental Loans will be repayable at any time, subject to soft call protection for the first six months following incurrence.

Of the total $600 million principal amount, $150 million of the Incremental Loans are expected to be funded in early December, the proceeds of which are expected to be used to pay down amounts outstanding under the revolving line of credit under Windstream Services’ existing senior secured credit facilities and to pay fees and expenses related to the Combination (described below).  The remaining $450 million is expected to close concurrently with the closing of Windstream’s previously announced merger with EarthLink Holdings Corp. (the “Combination”), the proceeds of which are expected to be used to redeem, repurchase or discharge Earthlink’s existing third-party debt and to pay fees and expenses in connection therewith.  If the Combination has not closed by March 15, 2017, it is expected that the remaining $450 million portion of the Incremental Loans will be funded on March 15, 2017 and such proceeds at that time will be placed into escrow pending the closing of the Combination.  The $450 million of Incremental Loans are expected to be subject to a ticking fee beginning on or about December 21, 2016 and ending on the funding date for the $450 million portion of the Incremental Loans.

The closings with respect to each of the $150 million portion of the Incremental Loans and the $450 million portion of the Incremental Loans are subject to customary closing conditions and there can be no assurance that we will successfully enter into definitive documentation with respect to the Incremental Loans on the terms described herein or at all.  The closing of the $450 million portion of the Incremental Loans is also subject to the closing of the Combination and the merger agreement related to the Combination not having been terminated.

Cautionary Statement Regarding Forward-Looking Statements

Windstream claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed Combination with EarthLink, including future financial and operating results, future revenue, projected synergies in operating and capital expenditures, the expected availability of net operating loss carryforwards to reduce future cash tax expenses, net leverage, adjusted OIBDA/OIBDAR, and adjusted free cash flow; Windstream and EarthLink’s expected dividend policy between the announcement of the transaction and proposed completion of the Combination, and the dividend policy for the proposed combined company after the Combination; the expected timing of completion of the transaction that is contingent upon stockholder approval of both companies and certain regulatory approvals, along with plans, objectives, expectations and intentions and other statements that are not historical facts. These statements, along with other forward-looking statements regarding Windstream’s overall business outlook, are based on estimates, projections, beliefs, and assumptions that Windstream believes is reasonable but are not guarantees of future events, performance or results. Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to the ability to obtain the requisite Windstream and EarthLink stockholder approvals required to complete the Combination; the ability to satisfy the conditions to consummation of the Combination, including obtaining governmental and regulatory approvals required for the Combination; the risk that required governmental and regulatory approvals may delay the Combination or result in the imposition of conditions that could cause the parties to abandon the Combination or materially impact the financial benefits of the proposed Combination; timing to consummate the proposed Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and anticipated synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the anticipated future cash requirements of the proposed combined company; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; dividend policy changes for the combined company; general worldwide economic conditions and related uncertainties; and the effect of any changes in governmental regulations. Windstream does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Combination between Windstream and EarthLink, Windstream will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Windstream and EarthLink that also constitutes a prospectus of Windstream. Windstream and EarthLink will mail the joint proxy statement/prospectus to their respective stockholders. Windstream and EarthLink urge investors and stockholders to read the joint proxy statement/prospectus regarding the proposed Combination when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Windstream’s website (www.windstream.com/investors). You may also obtain these documents, free of charge, from EarthLink’s website (www.earthlink.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Windstream, EarthLink and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Windstream and EarthLink stockholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ stockholders in connection with the proposed Combination will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Windstream’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about EarthLink’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2016. Additional information about Windstream’s executive officers and directors and EarthLink’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from the companies using the website information above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

WINDSTREAM HOLDINGS, INC.		WINDSTREAM SERVICES, LLC

By:	/s/ Kristi M. Moody	By:	/s/ Kristi M. Moody
Name:	Kristi M. Moody	Name:	Kristi M. Moody
Title:	Senior Vice President and Corporate Secretary	Title:	Senior Vice President and Corporate Secretary

Dated: November 28, 2016